UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

360 Global Wine Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

885573 10 5
(CUSIP Number)

January 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885573 10 5	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lynn Fetterman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a.☐
b.☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5.	SOLE VOTING POWER
NUMBER OF		11,250,000 *
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		11,250,000*
WITH
	8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,250,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.7%

12.	TYPE OF REPORTING PERSON*
IN

*Includes 3,750,000 shares underlying a warrant which shares are exercisable within 60 days, as Mr. Fetterman is deemed the beneficial owner of such shares.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 885573 10 5	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

360 Global Wine Company

(b)	Address of Issuer's Principal Executive Offices:

One Kirkland Ranch Road Napa, California 94558

Item 2.

(a)	Name of Person Filing:

Lynn Fetterman

(b)	Address of Principal Business Office or, if None, Residence:

One Kirkland Ranch Road Napa, California 94558

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

885573 10 5

CUSIP No. 885573 10 5	SCHEDULE 13G	Page 4 of 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 885573 10 5	SCHEDULE 13G	Page 5 of 6

Item 4. Ownership.

(a)	Amount beneficially owned:

11,250,000* shares

(b)	Percent of class:

11.7%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	11,250,000*

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	11,250,000*

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 885573 10 5	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

/s/ Lynn Fetterman
Lynn Fetterman